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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

General Mills, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

370334104

(Cusip Number)

Timothy D. Proctor
Diageo plc
General Counsel
8 Henrietta Place
London W1G 0NB
+44-207-927-5200

Copy to:

Richard C. Morrissey
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
+44-207-959-8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Diageo plc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 25,095,457

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 25,095,457

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,095,457

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions): HC, CO

1.	Name of Reporting Person: Diageo US Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 24,592,320

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 24,592,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,592,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.5%

14.	Type of Reporting Person (See Instructions): HC, CO

1.	Name of Reporting Person: Diageo Great Britain Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 503,137

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 503,137

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 503,137

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): HC, CO

Item 2. Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of the Transaction.
Item 5. Interest in Securities of the Issuer.

     This Amendment No. 5 amends and supplements the Schedule 13D (“Schedule 13D”) of Diageo plc, a public limited company incorporated under the laws of England and Wales (“Diageo”), and Selviac Nederland B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“SNBV”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 13, 2001, as amended by Amendment No. 1 to the Schedule 13D of Diageo, Diageo Holdings Netherlands B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“Diageo Holdings Netherlands”), and Diageo Midwest B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“DMWBV”), filed with the SEC on October 23, 2002, and as further amended by Amendment No. 2 to the Schedule 13D of Diageo, Diageo Holdings Netherlands and DMWBV, filed with the SEC on October 28, 2002, and as further amended by Amendment No. 3 to the Schedule 13D of Diageo and Diageo Holdings Netherlands, filed with the SEC on June 24, 2004, and as further amended by Amendment No. 4 to the Schedule 13D of Diageo, Diageo US Limited, a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Diageo (“DUSL”), and Diageo Great Britain Limited, a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Diageo (“DGBL”), filed with the SEC on October 6, 2004, with respect to the common stock of General Mills, Inc., a Delaware corporation (“General Mills”), beneficially owned by Diageo (the “Shares”).

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and supplemented by deleting the last sentence of the second paragraph added to Item 2 by Amendment No. 3 and the third paragraph added to Item 2 by Amendment No. 3 and by adding the following to the end of the second paragraph added to Item 2 by Amendment No. 4:

     On October 8, 2004, DUSL transferred 49,907,680 of the Shares as more fully described in Item 4 below. DUSL currently owns 24,592,320 of the Shares.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented by replacing the last sentence added to Item 3 by Amendment No. 4 with the following:

     On October 8, 2004, DUSL transferred 49,907,680 of the Shares as more fully described in Item 4 below. As of the date hereof, DUSL is the current record owner of 24,592,320 of the Shares and DGBL is the record owner of 503,137 of the Shares.

Item 4. Purpose of the Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

     On October 8, 2004, pursuant to the Underwriting Agreement, DUSL sold 33,314,760 of the Shares to the several underwriters (the “Underwriters”) for a purchase price of $44.40 per share. On October 8, 2004, pursuant to the Purchase and Sale Agreement, DUSL sold 16,592,920 of the Shares to General Mills for a purchase price of $44.40 per share.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the first sentence of the first paragraph of Item 5, the third paragraph of Item 5 and the paragraph added to Item 5 by Amendment No. 4 and by adding the following at the end of Item 5:

     As described more fully in Item 4 above, DGBL sold 3,996,863 of the Shares to Diageo Pension Trust Limited pursuant to the Letter Agreement on October 4, 2004, DUSL sold 33,314,760 of the Shares to the Underwriters pursuant to the Underwriting Agreement on October 8, 2004 and DUSL sold 16,592,920 of the Shares to General Mills pursuant to the Purchase and Sale Agreement on October 8, 2004, in each case for consideration of $44.40 per share. Following completion of these transactions, the Reporting Persons own 25,095,457 Shares which represent approximately 6.6% of the Common Stock outstanding, based on 380,949,361 shares of Common Stock outstanding as of September 22, 2004 (as reported by General Mills in its Quarterly Report on Form 10-Q filed on October 4, 2004).

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2004
DIAGEO plc
	By:	/s/ John Nicholls
		Name:	John Nicholls
		Title:	Deputy Secretary

DIAGEO US LIMITED
	By:	/s/ John Nicholls
		Name:	John Nicholls
		Title:	Company Secretary

DIAGEO GREAT BRITAIN LIMITED
	By:	/s/ John Nicholls
		Name:	John Nicholls
		Title:	Company Secretary